UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of October 2007

EXFO Electro-Optical Engineering Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
EXFO Reports Record Sales and GAAP Net Earnings for Fiscal 2007
Interim Consolidated Balance Sheet
Interim Unaudited Consolidated Statements of Earnings
Interim Unaudited Consolidated Statements of Retained Earnings (Deficit) and Contributed Surplus
Interim Unaudited Consolidated Statements of Cash Flows

On October 16, 2007, EXFO Electro-Optical Engineering Inc., a Canadian corporation, reported its results of operations for the fourth fiscal quarter and year end for the fiscal year ended August 31, 2007.  This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations for the fourth fiscal quarter of the 2007 fiscal year.  This press release and information relating to EXFO’s financial condition and results of operations for the fourth fiscal quarter of the 2007 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO ELECTRO-OPTICAL ENGINEERING INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: October 17, 2007

EXFO Reports Record Sales and GAAP Net Earnings for Fiscal 2007

▪	Annual sales increase 19.2% to a record-high US$152.9 million, including year-over-year growth of 20.3% to US$43.0 million in the fourth quarter
▪	GAAP net earnings reach US$42.3 million in fiscal 2007, including recognition of US$24.6 million in future income tax assets and US$3.2 million in R&D tax credits
▪	Gross margin improves for a fifth consecutive year to 57.4%
▪	Receives fourth consecutive Growth Strategy Leadership Award from Frost & Sullivan for highest market-share gains in fiber-optic test equipment market

QUEBEC CITY, CANADA, October 16, 2007—EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSX: EXF) reported today record sales and GAAP net earnings for the fiscal year ended August 31, 2007.

Sales increased 19.2% to a record-high US$152.9 million in fiscal 2007 from US$128.3 million in 2006. In the fourth quarter of 2007, sales reached US$43.0 million compared to US$39.2 million in the previous quarter and US$35.7 million in the fourth quarter of 2006. Net bookings totaled US$39.5 million in the fourth quarter of fiscal 2007 compared to US$43.7 million in the third quarter of 2007 and US$32.6 million in the fourth quarter of 2006. Overall in fiscal 2007, net accepted orders increased 21.0% to US$156.7 million from US$129.4 million in 2006 for a book-to-bill ratio of 1.02.

Gross margin improved to 57.4% of sales in fiscal 2007 from 55.3% in 2006. In the fourth quarter of 2007, gross margin amounted to 57.9% compared to 57.1% in the previous quarter and 54.3% in the fourth quarter of 2006. Fiscal 2007 marked the fifth consecutive increase in the company’s gross margin.

In fiscal 2007, GAAP net earnings reached a record-high US$42.3 million, or US$0.61 per diluted share, including US$24.6 million in recognition of previously unrecognized future income taxes, US$3.2 million in recognition of previously unrecognized R&D tax credits, US$2.9 million in amortization of intangible assets, US$1.1 million from a government grant recovery and US$1.0 million in stock-based compensation costs. In 2006, GAAP net earnings totaled US$8.1 million, or US$0.12 per diluted share, including US$4.4 million in amortization of intangible assets, US$1.3 million from a government grant recovery, US$1.0 million in stock-based compensation costs and US$0.6 million in impairment of long-lived assets.

In the fourth quarter of 2007, GAAP net earnings amounted to US$33.5 million, or US$0.48 per diluted share, including US$24.6 million in recognition of previously unrecognized future income taxes, US$3.2 million in recognition of previously unrecognized R&D tax credits, US$1.1 million from a government grant recovery, US$0.7 million in amortization of intangible assets and US$0.3 million in stock-based compensation costs. In the third quarter of 2007, GAAP net earnings reached US$2.6 million, or US$0.04 per diluted share, including US$0.7 million in amortization of intangible assets and US$0.2 million in stock-based compensation costs. In the fourth quarter of 2006, GAAP net earnings totaled US$2.9 million, or US$0.04 per diluted share, including US$1.0 million in amortization of intangible assets and US$0.2 million in stock-based compensation costs.

“Fiscal 2007 marked another good year with market-share gains for a 22nd consecutive reporting period, while being recognized with a fourth consecutive Growth Strategy Leadership Award from Frost& Sullivan for gains in optical testing,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “We delivered sales growth of 19.2% for record sales of $152.9 million in 2007 largely due to strong performances from our optical and protocol businesses and significant inroads into the Americas and EMEA sales regions.”

“I am also pleased with our long-term profitability, especially how we coped with a 32% increase in the Canadian dollar in the last five fiscal years,” Mr. Lamonde added. “More specifically in 2007, we improved our net earnings 78.8% year over year if you exclude tax-related items. Our earnings growth exceeded sales growth for a fifth consecutive year and our gross margin progressed for a fifth consecutive year, too. I remain confident that we can continue growing sales and earnings based on our positioning among key growth trends, history of market-share gains, strong focus on execution, healthy balance sheet, as well as global expansion plans for our sales, R&D and manufacturing operations.”

Selected Financial Information
(In thousands of US dollars)

Segmented results:	Q4 2007	Q3 2007		Q4 2006		FY 2007	FY 2006
	(unaudited)	(unaudited)		(unaudited)		(unaudited)
Sales:
Telecom Division	$37,199		$33,821		$30,111	$129,839		$107,376
Life Sciences & Industrial Division	5,776		5,384		5,622	23,095		20,877
Total	$42,975		$39,205		$35,733	$152,934		$128,253

Earnings from operations:
Telecom Division	$8,108		$2,143		$1,275	$13,132		$6,679
Life Sciences & Industrial Division	994		697		1,088	3,650		1,383
Total	$9,102		$2,840		$2,363	$16,782		$8,062

Other selected information:
GAAP net earnings	$33,646		$2,574		$2,910	$42,275		$8,135
Amortization of intangible assets	$699		$653		$1,043	$2,864		$4,394
Stock-based compensation costs	$277		$178		$213	$981		$1,032
Impairment of long-lived assets	$ −	$	−	$	−	$ −		$604
Government grants	$(1,079)	$	−	$	−	$(1,079)		$(1,307)
Recognition of previously unrecognized future income taxes	$(24,566)	$	−	$	−	$(24,566)	$	−
Recognition of previously unrecognized R&D tax credits	$(3,162)	$	−	$	−	$(3,162)	$	−

Operating Expenses

Selling and administrative expenses amounted to US$49.6 million, or 32.4% of sales, in fiscal 2007 compared to US$40.3 million, or 31.4% of sales, in 2006. In the fourth quarter of 2007, selling and administrative expenses totaled US$13.0 million, or 30.3% of sales, compared to US$12.8 million, or 32.7% of sales, in the third quarter of 2007 and US$10.9 million, or 30.4% of sales, in the fourth quarter of 2006.

Gross research and development (R&D) expenses reached US$25.2 million, or 16.5% of sales, in fiscal 2007 compared to US$19.5 million, or 15.2% of sales, in 2006. In the fourth quarter of 2007, gross R&D expenses attained US$7.1 million, or 16.6% of sales, compared to US$6.6 million, or 16.9% of sales, in the previous quarter and US$5.2 million, or 14.6% of sales, in the fourth quarter of 2006.

Net R&D expenses totaled US$16.7 million (including US$3.2 million for the recognition of previously unrecognized R&D tax credits), or 10.9% of sales in fiscal 2007, compared to US$15.4 million, or 12.0% of sales, in 2006. In the fourth quarter of 2007, net R&D expenses amounted to US$2.3 million (including US$3.2 million for the recognition of previously unrecognized R&D tax credits), or 5.4% of sales, compared to US$5.3 million, or 13.6% of sales, in the third quarter of 2007 and US$4.3 million, or 12.0% of sales, in the fourth quarter of 2006.

Fiscal 2007 and Fourth-Quarter Business Highlights

▪
Market expansion — EXFO increased its sales to an all-time high of US$152.9 million in fiscal 2007 for an annual growth rate of 19.2%, while the company’s published goal was 20%. Telecom Division sales improved 20.9% year over year, including 19.9% in the optical test segment, 48.2% in the protocol test segment and 15.5% in the copper access test segment (although Consultronics contributed only seven month’s revenue in fiscal 2006). Confirming the highest market-share gains in the fiber-optic test equipment market, Frost & Sullivan named EXFO recipient of the Growth Strategy Leadership Award for the fourth consecutive year. In terms of market expansion, EXFO’s sales to Europe, Middle East and Africa (EMEA) and the Americas increased 27.5% and 18.7%, respectively, in fiscal 2007. The Life Sciences and Industrial Division and Asia-Pacific region generated lower year-over-year sales growth of 10.6% and 7.8%, respectively, in 2007.

▪
Profitability — EXFO completed fiscal 2007 with record-high GAAP net earnings of US$42.3 million or US$0.61 per diluted share, including US$33.5 million or US$0.48 per diluted share in the fourth quarter. GAAP net earnings in fiscal 2007 included US$24.6 million in recognition of previously unrecognized future income taxes, US$3.2 million in recognition of previously unrecognized R&D tax credits, US$2.9 million in amortization of intangible assets, US$1.1 million from a government grant recovery and US$1.0 million in stock-based compensation costs. In comparison, the company generated US$8.1 million in GAAP net earnings in 2006. The significant improvement is mainly due to increased revenue contribution from the Telecom Division and a strong focus on operations, despite a headwind from a strengthening Canadian dollar. Looking at GAAP operating margin, it reached 11.0% of sales in fiscal 2007, while the company’s stated goal was 7%. Excluding the recognition of previously unrecognized R&D tax credits of US$3.2 million and a government grant recovery of US$1.1 million, operating margin would have attained 8.2% in 2007. EXFO also generated an all-time high of US$14.4 million in cash flows from operating activities in 2007, raising its cash and short-term investments to US$129.8 million.

▪
Innovation — EXFO introduced 20 new products in fiscal 2007, including two in the fourth quarter, compared to 18 in 2006. Two product releases in the fourth quarter of 2007 included a high-performance OTDR for ultra-long-haul network applications and a quality assurance system for real-time monitoring of triple-play IP services. Following the year-end, the company released three additional test solutions: a multi-service, multi-medium handheld platform for characterizing and troubleshooting rapidly growing access networks (AXS-200 SharpTESTER); a compact multi-service transport test set that combines next-generation SONET/SDH and Ethernet testing inside a single module (FTB-8120NGE/FTB-8130NGE Power Blazer); and a cost-effective handheld tester for the rapid installation and maintenance of ADSL/ADSL2/ADSL2+ services (EXD-350 ADSL2+ Test Set). Products on the market two years or less accounted for 33.7% of sales in fiscal 2007, while the company’s published goal was 35%.

Business Outlook
EXFO forecasts sales between US$38.0 million and US$41.0 million and GAAP net earnings between US$0.01 and US$0.04 per diluted share for the first quarter of fiscal 2008. The GAAP net earnings outlook includes US$0.01 per diluted share in after-tax amortization of intangible assets and stock-based compensation costs
.
Corporate Performance Objectives for Fiscal 2008/Results for Fiscal 2007
EXFO disclosed the following three corporate objectives and related metrics for fiscal 2008 as well as results for fiscal 2007. It should be noted that these metrics are not guidance, but goals that management has set out to achieve.

Objectives	2008	2007
	Metrics	Metrics	Results
Increase sales (% of year-over-year growth)	20%	20%	19.2%
Maximize profitability (operating margin in %)	8%	7%	11.0%
Focus on innovation (sales % from products <2 years on market)	30%	35%	33.7%

Conference Call and Webcast

EXFO will host a conference call today at 5 p.m. (Eastern time) to review its fourth-quarter and year-end financial results for fiscal 2007. To listen to the conference call and participate in the question period via telephone, dial 1-416-620-5690. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay will be available one hour after the end of the conference call until 7 p.m. on October 23, 2007. The replay number is 1-402-977-9141 and the reservation number is 21349311. The live audio Webcast and replay of the conference call will also be available on EXFO’s Website at www.EXFO.com/investors.

About EXFO

EXFO is a Tier-1 test and measurement expert in the global telecommunications industry, especially in the portable test market segment. The Telecom Division, which represents more than 80% of the company's business, offers a full suite of test solutions and monitoring systems to network service providers, cable TV operators, telecom system vendors and component manufacturers in approximately 70 countries. EXFO is the global market leader for portable optical test solutions with an estimated 25.5% market share and a leading supplier of protocol and access test solutions to enable triple-play deployments and converged IP networking. Its Windows-based modular AXS-200, FTB-200, FTB-400 and IQS-500 test platforms host a wide range of modular test solutions across optical, physical, data and network layers, while maximizing technology reuse across several market segments. The Life Sciences and Industrial Division offers value-added light-based solutions in high-precision medical device and opto-electronics assembly sectors, and advanced fluorescence microscopy and electrophysiology solutions for the life sciences sector. For more information about EXFO’s Telecom Division, visit www.EXFO.com, and for its Life Sciences and Industrial Division, visit www.EXFO-lifesciences.com.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including consolidation in the global telecommunications test and measurement industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; the retention of key technical and management personnel; and future economic, competitive and market conditions. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. We undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 3733
vance.oliver@exfo.com

EXFO Electro-Optical Engineering Inc.
Interim Consolidated Balance Sheet

(in thousands of US dollars)
	As at August 31, 2007	As at August 31, 2006

	(unaudited)
Assets

Current assets
Cash	$5,541	$6,853
Short-term investments	124,217	104,437
Accounts receivable
Trade, less allowance for doubtful accounts of $206 ($451 as at August 31, 2006)	26,699	20,891
Other	2,479	2,792
Income taxes and tax credits recoverable	6,310	2,201
Inventories	31,513	24,623
Prepaid expenses	1,391	1,404
Future income taxes	7,609	−

	205,759	163,201

Income taxes recoverable	−	476

Property, plant and equipment	18,117	17,392

Intangible assets	9,628	10,948

Goodwill	28,437	27,142

Future income taxes	17,197	−

	$279,138	$219,159
Liabilities

Current liabilities
Accounts payable and accrued liabilities	$22,721	$17,337
Deferred revenue	2,598	1,772
Current portion of long-term debt	−	107

	25,319	19,216

Deferred revenue	3,414	2,632

Government grants	−	723

Long-term debt	−	354

Future income taxes	240	−

	28,973	22,925

Shareholders’ Equity

Share capital	150,019	148,921
Contributed surplus	4,453	3,776
Retained earnings	42,275	−
Cumulative translation adjustment	53,418	43,537

	250,165	196,234

	$279,138	$219,159

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended August 31, 2007	Twelve months ended August 31, 2007	Three months ended August 31, 2006	Twelve months ended August 31, 2006

Sales	$42,975	$152,934	$35,733	$128,253

Cost of sales (1,2)	18,109	65,136	16,318	57,275

Gross margin	24,866	87,798	19,415	70,978

Operating expenses
Selling and administrative (1)	13,035	49,580	10,857	40,298
Net research and development (1, 3)	2,308	16,668	4,281	15,404
Amortization of property, plant and equipment	801	2,983	871	3,523
Amortization of intangible assets	699	2,864	1,043	4,394
Impairment of long-lived assets	−	−	−	604
Government grants	(1,079)	(1,079)	−	(1,307)

Total operating expenses	15,764	71,016	17,052	62,916

Earnings from operations	9,102	16,782	2,363	8,062

Interest and other income	1,204	4,717	1,074	3,253
Foreign exchange gain (loss)	(156)	(49)	17	(595)

Earnings before income taxes	10,150	21,450	3,454	10,720

Income taxes
Current	1,232	3,741	544	2,585
Recognition of previously unrecognized future income tax assets	(24,566)	(24,566)	−	−

	(23,334)	(20,825)	544	2,585

Net earnings for the period	$33,484	$42,275	$2,910	$8,135

Basic net earnings per share	$0.49	$0.61	$0.04	$0.12
Diluted net earnings per share	$0.48	$0.61	$0.04	$0.12

Basic weighted average number of shares outstanding (000’s)	68,969	68,875	68,735	68,643

Diluted weighted average number of shares outstanding (000’s)	69,486	69,555	69,346	69,275

(1) Stock-based compensation costs included in:
Cost of sales	$25	$118	$16	$127
Selling and administrative	191	633	142	701
Net research and development	61	230	55	204

	$277	$981	$213	$1,032

(2) The cost of sales is exclusive of amortization, shown separately.
(3) Net research and development expenses for the periods ended August 31, 2007 include recognition of unrecognized research and development tax credits of $3,162.

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Retained Earnings (Deficit)
and Contributed Surplus

(in thousands of US dollars)

Retained earnings (Deficit)
	Twelve months ended August 31,
	2007	2006
	(unaudited)

Balance – Beginning of period	$ −	$(381,846)

Add
Net earnings for the period	42,275	8,135
Elimination of deficit by reduction of share capital	−	373,711

Balance – End of period	$42,275	$–

Contributed surplus
	Twelve months ended August 31,
	2007	2006
	(unaudited)

Balance – Beginning of period	$3,776	$2,949

Add (deduct)
Stock-based compensation costs	973	1,027
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	(296)	(200)

Balance – End of period	$4,453	$3,776

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended August 31, 2007	Twelve months ended August 31, 2007	Three months ended August 31, 2006	Twelve months ended August 31, 2006

Cash flows from operating activities
Net earnings for the period	$33,484	$42,275	$2,910	$8,135
Add (deduct) items not affecting cash
Discount on short-term investments	(1,062)	(404)	(872)	(229)
Stock-based compensation costs	277	981	213	1,032
Amortization	1,500	5,847	1,914	7,917
Impairment of long-lived assets	−	−	−	604
Gain on disposal of capital assets	(17)	(117)	−	−
Future income taxes	(24,566)	(24,566)	−	−
Deferred revenue	135	1,299	538	786
Government grants	(730)	(752)	−	(1,307)
	9,021	24,563	4,703	16,938

Change in non-cash operating items
Accounts receivable	792	(5,468)	1,521	(2,637)
Income taxes and tax credits	(2,006)	(3,403)	1,690	329
Inventories	(2,824)	(5,456)	803	(2,287)
Prepaid expenses	174	85	260	79
Accounts payable and accrued liabilities	1,564	4,105	(759)	(144)

	6,721	14,426	8,218	12,278
Cash flows from investing activities
Additions to short-term investments	(80,267)	(807,056)	(34,655)	(673,289)
Proceeds from disposal and maturity of short-term investments	75,073	793,435	29,845	681,500
Additions to capital assets	(2,011)	(5,547)	(847)	(3,378)
Net proceeds from disposal of capital assets	301	3,092	−	−
Business combination, net cash acquired	−	−	(338)	(18,054)

	(6,904)	(16,076)	(5,995)	(13,221)
Cash flows from financing activities
Repayment of long-term debt	(394)	(472)	(257)	(415)
Exercise of stock options	229	802	54	557

	(165)	330	(203)	142

Effect of foreign exchange rate changes on cash	(119)	8	(148)	535

Change in cash	(467)	(1,312)	1,872	(266)

Cash – Beginning of period	6,008	6,853	4,981	7,119

Cash – End of period	$5,541	$5,541	$6,853	$6,853